UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

EQRx, Inc.

(Name of Issuer)

Eli Casdin

c/o Casdin Capital LLC

1350 Avenue of the Americas, Suite 2600

New York, New York 10019

(212) 897-5430

(Name, Address and Telephone Number of Person Authorized to Receive Notice and Communications)

Common stock, par value $0.0001 per share

(Title of Class of Securities)

125841106

(CUSIP Number)

December 17, 2021

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 125841106

1	Names of Reporting Persons Eli Casdin
2	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ☐
(b) ☐
3	SEC Use Only
4	Source of Funds: OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): ☐
6	Citizenship or Place of Organization United States of America

Number of Units Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 0
	8	Shared Voting Power 56,297,042 (1)(2)(3)(4)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 56,297,042 (1)(2)(3)(4)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 56,297,042 (1)(2)(3)(4)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Units (See Instructions) ☐(3)
13	Percent of Class Represented by Amount in Row (11) 11.4%
14	Type of Reporting Person (See Instructions) IN, HC, OO

CUSIP No. 125841106

1	Names of Reporting Persons Casdin Capital, LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ☐
(b) ☐
3	SEC Use Only
4	Source of Funds: OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): ☐
6	Citizenship or Place of Organization Delaware

Number of Units Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 0
	8	Shared Voting Power 39,527,669 (3)(4)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 39,527,669 (3)(4)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 39,527,669 (3)(4)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Units (See Instructions) ☐(3)
13	Percent of Class Represented by Amount in Row (11) 8.1%
14	Type of Reporting Person (See Instructions) IA

CUSIP No. 125841106

1	Names of Reporting Persons Casdin Partners GP, LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ☐
(b) ☐
3	SEC Use Only
4	Source of Funds: OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): ☐
6	Citizenship or Place of Organization Delaware

Number of Units Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 0
	8	Shared Voting Power 30,214,933 (3)(4)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 30,214,933 (3)(4)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 30,214,933 (3)(4)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Units (See Instructions) ☐(3)
13	Percent of Class Represented by Amount in Row (11) 6.2%
14	Type of Reporting Person (See Instructions) OO

CUSIP No. 125841106

1	Names of Reporting Persons CMLS Holdings III LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ☐
(b) ☐
3	SEC Use Only
4	Source of Funds: OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): ☐
6	Citizenship or Place of Organization Delaware

Number of Units Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 0
	8	Shared Voting Power 16,769,373 (1)(2)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 16,769,373 (1)(2)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 16,769,373 (1)(2)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Units (See Instructions) ☐ (3)
13	Percent of Class Represented by Amount in Row (11) 3.4%
14	Type of Reporting Person (See Instructions) HC, OO

CUSIP No. 125841106

1	Names of Reporting Persons Casdin Partners Master Fund, L.P.
2	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ☐
(b) ☐
3	SEC Use Only
4	Source of Funds: WC
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): ☐
6	Citizenship or Place of Organization Delaware

Number of Units Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 0
	8	Shared Voting Power 30,214,933 (3)(4)
	9	Sole Dispositive Power 0
	10	Shared Voting Power 30,214,933 (3)(4)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 30,214,933 (3)(4)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Units (See Instructions) ☐ (3)
13	Percent of Class Represented by Amount in Row (11) 6.2%
14	Type of Reporting Person (See Instructions) HC, OO

CUSIP No. 125841106

1	Names of Reporting Persons Casdin Ventures Opportunities Funds, L.P.
2	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ☐
(b) ☐
3	SEC Use Only
4	Source of Funds: WC
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): ☐
6	Citizenship or Place of Organization Delaware

Number of Units Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 0
	8	Shared Voting Power 3,824,572 (3)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 3,824,572 (3)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,824,572 (3)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Units (See Instructions) ☐ (3)
13	Percent of Class Represented by Amount in Row (11) *
14	Type of Reporting Person (See Instructions) HC, OO

CUSIP No. 125841106

1	Names of Reporting Persons Casdin Private Growth Equity Fund GP, LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ☐
(b) ☐
3	SEC Use Only
4	Source of Funds: WC
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): ☐
6	Citizenship or Place of Organization Delaware

Number of Units Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 0
	8	Shared Voting Power 5,488,164 (3)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 5,488,164 (3)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 5,488,164 (3)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Units (See Instructions) ☐ (3)
13	Percent of Class Represented by Amount in Row (11) 1.1%
14	Type of Reporting Person (See Instructions) HC, OO

*	Less than one percent.

(1)	Reflects 8,659,372 shares of Common Stock of EQRx, Inc. (the “Issuer”) par value $0.0001 per share (“Common Stock”).

(2)	Includes 8,110,001 warrants to purchase Common Stock issuable upon the exercise of 8,110,001 warrants of the Issuer. Each warrant is exercisable to purchase one share of Common Stock at a price of $11.50 per share, subject to adjustment, becomes exercisable April 9, 2022, as described in the December 1, 2021 definitive proxy statement/prospectus filed with the U.S. Securities Exchange Commission (File No. 333-259054) (the “Definitive Proxy Statement”).

(3)

Includes an aggregate 34,527,669 shares of Common Stock (i) 25,214,933 held of record by Casdin Partners Master Fund, L.P. (“CPMF”), (ii) 3,824,572 held of record by Casdin Venture Opportunities Fund, L.P. (“CVOF”) and (iii) 5,488,164 held of record by Casdin Private Growth Equity Fund GP, LLC. (“CPGEF” and together with CPMF and CVOF, the “Casdin Funds”). The shares held by the Casdin Funds may be deemed to be indirectly beneficially owned by (i) Casdin Capital, LLC, the investment adviser to Casdin Partners Master Fund, L.P. (“CPMF”), Casdin Venture Opportunities Fund, L.P. (“CVOF”) and Casdin Private Growth Equity Fund GP, LLC. (“CPGEF” and together with CPMF and CVOF, the “Casdin Funds”) (ii) Casdin Partners GP, LLC, the general partner of CPMF, (iii) Casdin Venture Opportunities Fund GP, LLC, the general partner to CVOF, (iv) Casdin Private Growth Equity Funds GP, LLC, the general partner of CPGEF and (v) Eli Casdin, the managing member of Casdin Capital, LLC, Casdin Venture Opportunities Fund GP, LLC, Casdin Private Growth Equity Funds GP, LLC and Casdin Partners GP, LLC. The shares held by Casdin Partners GP, LLC may be deemed to be indirectly beneficially owned by (i) Eli Casdin, the managing member of Casdin Partners GP, LLC. The address for the Casdin entities noted herein is 1350 Avenue of the Americas, Suite 2600, New York, New York 10019. Mr. Casdin disclaims beneficial ownership of such securities except to the extent of his pecuniary interest therein.

(4)

Includes 5,000,000 shares issued in the PIPE Investment to Casdin Partners Master Fund, L.P. The shares may be deemed to be indirectly beneficially owned by (i) Casdin Capital, LLC, the investment adviser to Casdin Partners Master Fund, L.P., (ii) Casdin Partners GP, LLC, the general partner of Casdin Partners Master Fund L.P., and (iii) Eli Casdin, the managing member of Casdin Capital, LLC and Casdin Partners GP, LLC.

SCHEDULE 13D

Item 1(a)	Security and Issuer. Common stock, par value $0.0001 per share of EQRx, Inc. (the “Issuer”)
Item 1(b)	Address of Issuer’s Principal Executive Offices. 50 Hampshire Street, Cambridge, Massachusetts 02139

Item 2(a)	Name of Person Filing.

This statement is filed on behalf of each of the following person (collectively, the “Reporting Persons”):

	i.	Eli Casdin (“Mr. Casdin”), a director of the Issuer, member of the Board of Managers of CMLS Holdings III LLC (“CMLS Holdings III”) and the holder of record of the Common Stock (as defined below) reported herein;
	ii.	Casdin Capital, LLC;
	iii.	Casdin Partners GP, LLC;
	iv.	CMLS Holdings III;
	v.	Casdin Partners Master Fund, L.P., an affiliate of CMLS Holdings III
	vi.	Casdin Venture Opportunities Fund, L.P., an affiliate of CMLS Holdings III; and
	vii.	Casdin Private Growth Equity Fund GP, LLC.

The foregoing persons are hereinafter sometimes collectively referred to as the “Reporting Persons.” Any disclosures herein with respect to a Reporting Persons is made by such Reporting Persons.

The filing of this statement should not be construed in and of itself as an admission by any Reporting Person as to beneficial ownership of the securities reported herein.

The Reporting Persons have entered into a joint filing agreement, filed as Exhibit A to this Schedule 13D, pursuant to which the Reporting Persons agreed to file the Schedule 13D and any amendments thereto in accordance with the provisions of Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.
Item 2(b)

Address of Principal Business Office.

The address of the principal business office of each of the Reporting Persons is c/o Casdin Capital, LLC, 1350 Avenue of the Americas, Suite 2600, New York, NY 10019.

Item 2(c)	The principal occupation of Mr. Casdin is serving as Chief Investment Officer of Casdin Capital, LLC.
Item 2(d)	None of the Reporting Persons have been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.
Item 2(e)	None of the Reporting Persons has been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction resulting in any judgment, decree or final order enjoining them from engaging in future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws during the last five years.

Item 2(f)	Citizenship.

	i.	Mr. Casdin is a citizen of the United States of America
	ii.	Casdin Capital, LLC is a Delaware limited liability company;
	iii.	Casdin Partners GP, LLC is a Delaware limited liability company;
	iv.	CMLS Holdings III is a Delaware limited liability company;
	v.	Casdin Partners Master Fund, l.P. is a Delaware limited partnership;
	vi.	Casdin Venture Opportunities Fund, L.P., is a Delaware limited partnership; and
	vii.	Casdin Private Growth Equity Fund GP, LLC is a Delaware limited liability company.

Item 3	Source and Amount of Funds or Other Consideration.

The shares of Common Stock reported on this Statement were acquired in connection with the consummation of the transactions contemplated by the Agreement and Plan of Merger, dated August 5, 2021, by and among CM Life Sciences III Inc. (“CMLS III” or the “Company”), Clover III Merger Sub Inc. (“Merger Sub”) and EQRx, Inc. (“EQRx”) (as so amended and may be further amended from time to time, the “Merger Agreement”). Pursuant to the terms of the Merger Agreement, Merger Sub merged with and into EQRx with EQRx surviving the merger as a wholly owned subsidiary of CMLS III, which was renamed “EQRx International, Inc.” (the “Merger” and together with the other transactions contemplated by the Merger Agreement, the “Business Combination”).

Item 4	Purpose of Transaction

The shares of Common Stock reported on this Statement were acquired for investment purposes. The Reporting Persons expect to evaluate on an ongoing basis the Company’s financial condition and prospects and their respective interests in, and intentions with respect to, the Company and their respective investments in the securities of the Company, which review may be based on various factors, including the Company’s business and financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for the Company’s securities in particular, as well as other developments and other investment opportunities. Accordingly, each Reporting Person reserves the right to change its intentions, as it deems appropriate. In particular, each Reporting Person may, subject to any restrictions on the Reporting Persons pursuant to the agreements entered into in connection with the Business Combination, at any time and from time to time, in the open market, in privately negotiated transactions or otherwise, increase its holdings in the Company or dispose of all or a portion of the securities of the Company that such Reporting Person now owns or may hereafter acquire, including sales pursuant to the exercise of the registration rights provided for in the Registration Rights Agreement (as defined below). In addition, the Reporting Persons may engage in discussions with management and members of the Company’s board of directors regarding the Company, including, but not limited to, the Company’s business and financial condition, results of operations and prospects.

In connection with the acquisition of the Common Stock included in this Statement, the Reporting Persons entered into an Amended and Restated Registration Rights Agreement, dated as of December 17, 2021, by and among CMLS III, certain Reporting Persons and the other parties thereto (the “Registration Rights Agreement”) setting forth, among other things, certain rights and restrictions pertaining to the ownership and disposition of Common Stock by such Reporting Persons and their controlled affiliates. A copy of the Registration Rights Agreement is included as Exhibit 1 to this Statement.

Except as set forth above in this Item 4, the Reporting Persons have no present plans or proposals that relate to, or that would result in, any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D under the Act. Mr. Casdin currently serves as a director of the issuer and, in connection with that role, may consider such activities referred to in clauses (a) through (j). The Reporting Persons do, however, reserve the right in the future to adopt such plans or proposals subject to compliance with applicable regulatory requirements.

Item 5	Interest in the Securities of the Issuer

The information set forth in the facing pages of this Schedule 13D with respect to the shared beneficial ownership of Common Stock by the Reporting Persons is incorporated by reference into this Item 5.

The information set forth in Items 2, 3 and 4 is hereby incorporated by reference into this Item 5.

(a) The aggregate number of shares of Common Stock and the percentage of total outstanding shares of Common Stock beneficially owned by the Reporting Persons is set forth below. References to percentage ownerships of shares of Common Stock in this Statement are based upon the 487,632,615 shares of Common Stock stated to be outstanding as of December 17, 2021 in the Company’s Form 8-K filed with the Securities and Exchange Commission on December 20, 2021. The filing of this Statement shall not be construed as an admission that a Reporting Person beneficially owns those shares held by any other Reporting Person.

(b) Eli Casdin has shared power to vote or to direct the vote and shared power to dispose or to direct the disposition of 56,297,042 of the Common Stock reported in (a) above.

(c) Casdin Capital, LLC has shared power to vote or to direct the vote and shared power to dispose or to direct the disposition of 39,527,669 of the Common Stock reported in (a) above.

(c) Casdin Partners GP, LLC and CPMF have shared power to vote or to direct the vote and shared power to dispose or to direct the disposition of 30,214,933 of the Common Stock reported in (a) above.

Except with respect to the shares of Common Stock acquired in connection with the Business Combination, the Reporting Persons have not effected any transactions in the Company’s Common Stock during the past 60 days.

No person other than the Reporting Persons is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock beneficially owned by the Reporting Persons.

Item 6	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

The information set forth in Items 2, 3, 4 and 5 is hereby incorporated by reference into this Item 6. The Reporting Persons are party to the following contracts, agreements and understanding with respect to securities of the Company:

Registration Rights Agreement

In connection with the execution of the Business Combination Agreement, the Company, CMLS Holdings III and certain other parties thereto (collectively, the “rights holders”) entered into the Amended and Restated Registration Rights Agreement which amends and restates in its entirety the existing registration rights agreement, dated April 6, 2021, by and between the Company and the parties thereto. Pursuant to the terms of the Amended and Restated Registration Rights Agreement, the Company is to prepare and file with the SEC, no later than 30 days after the Closing Date, a shelf registration statement for an offering to be made on a continuous basis from time to time with respect to the resale of the registrable shares under the Amended and Restated Registration Rights Agreement. The Company is further required to use commercially reasonable efforts to cause such shelf registration statement to be declared effective as soon as possible after filing, but in no event later than the earlier of 60 days following the filing date thereof and five business days after the SEC notifies the Company that it will not review such registration statement, subject to extension in the event that the registration is subject comments from the SEC.

In addition, pursuant to the terms of the Amended and Restated Registration Rights Agreement and subject to certain requirements and customary conditions, including with regard to the number of demand rights that may be exercised, the rights holders may demand at any time or from time to time, that the Company file a registration statement on Form S-1 or Form S-3 to register certain shares of the Company’s Class A common stock held by such rights holders. The Amended and Restated Registration Rights Agreement will also provide the rights holders with “piggy-back” registration rights, subject to certain requirements and customary conditions. The Company will bear the expenses incurred in connection with the filing of any such registration statement.

This summary description does not purport to be complete, and is qualified in its entirety by reference to the Registration Rights Agreement, a copy of which is filed as Exhibit 1 to this Statement.

Insider Letter

CMLS III, CMLS Holdings III and each insider and CMLS Holdings III entered into the Insider Letter providing for a lock-up in relation to CMLS Holdings II’s Class B common stock (as defined in the Insider Letter) of CMLS III or any shares of Class A common stock (as defined in the Insider Letter) of CMLS II until the earlier of (a) one year after the completion of CMLS’s initial business combination and (b) subsequent to the business combination, (x) if the closing price of the Class A common stock equals or exceeds $12.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations, and the like) for any 20 trading days within any 30-day trading day period commencing at least 180 days after CMLS’s initial business combination or (y) the date following the completion of CMLS’s initial business combination on which CMLS completes a liquidation, merger, capital stock exchange, reorganization or other similar transaction that results in all of CMLS’s stockholders having the right to exchange their shares of Class A common stock for cash securities or other property. CMLS Holdings II and each insider also agreed not to transfer any private placement warrants (or any share of Class A common stock issued or issuable upon the exercise of the private placement warrants), until 30 days after the completion of a business combination.

This summary description does not purport to be complete, and is qualified in its entirety by reference to the Insider Letter, a copy of which is filed as Exhibit 2 to this Statement.

Item 7

Exhibit No.	Description
A	Joint Filing Agreement
1	Amended and Restated Registration Rights Agreement, dated as of December 17, 2021, by and among CMLS III, CMLS Holdings III LLC and certain other parties (incorporated by reference as Exhibit 10.1 of the Company’s Form 8-K, filed with the SEC on December 20, 2021).
2	Letter Agreement, dated as of August 5, 2021, by and among CMLS III, CMLS Holdings III and certain other parties signatory thereto (incorporated by reference as Exhibit 10.2 of the Company’s Form 8-K, filed with the SEC on December 20, 2021).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 29, 2021	ELI CASDIN

	By:	/s/ Eli Casdin
Name: Eli Casdin

Date: December 29, 2021	CASDIN CAPITAL, LLC

	By:	/s/ Eli Casdin
	Name:	Eli Casdin
	Title:	Managing Member

Date: December 29, 2021	CASDIN PARTNERS GP, LLC

	By:	/s/ Eli Casdin
	Name:	Eli Casdin
	Title:	Managing Member

Date: December 29, 2021	CMLS HOLDINGS III LLC

	By:	/s/ Eli Casdin
	Name:	Eli Casdin
	Title:	Manager

Date: December 29, 2021	CASDIN PARTNERS MASTER FUND, L.P.
By: Casdin Capital LLC, its Investment Adviser
	By:	/s/ Eli Casdin
	Name:	Eli Casdin
	Title:	Managing Member

Date: December 29, 2021	CASDIN VENTURE OPPORTUNITIES FUND, L.P. By: Casdin Partners GP, LLC, its General Partner

	By:	/s/ Eli Casdin
	Name:	Eli Casdin
	Title:	Managing Member

Date: December 29, 2021	CASDIN PRIVATE GROWTH EQUITY FUND GP, LLC

	By:	/s/ Eli Casdin
	Name:	Eli Casdin
	Title:	Managing Member

EXHIBIT INDEX

Ex.
A	Joint Filing Agreement
1	Amended and Restated Registration Rights Agreement, dated as of December 17, 2021, by and among CMLS III, CMLS Holdings III LLC and certain other parties (incorporated by reference as Exhibit 10.1 of the Company’s Form 8-K, filed with the SEC on December 20, 2021).
2	Letter Agreement, dated as of August 5, 2021, by and among CMLS III, CMLS Holdings III and certain other parties signatory thereto (incorporated by reference as Exhibit 10.2 of the Company’s Form 8-K, filed with the SEC on December 20, 2021).